Filing under Rule 425 under
                                                      the Securities Act of 1933
                                              and deemed filed under Rule 14a-12
                                          of the Securities Exchange Act of 1934
                                                Filing by: BROKAT Infosystems AG
                                           Subject Company: Blaze Software, Inc.
                                                SEC File No. of Blaze: 000-29817

                           Brokat, Blaze, and GemStone
                Creating the International e-Business Powerhouse

                               [GRAPHICS OMITTED]

                                     BROKAT

Version 1.0
20. June 2000

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                                Target group

                                This Business White Paper presents the strategic rationale behind Brokat's acquisition of Blaze Software and GemStone Systems. It is addressed mainly to shareholders, customers, partners, market analysts and industry analysts.

                                Overview of Contents

Chapter                         Contents
--------------------------------------------------------------------------------
The platform race is on         The e-Business platform market: winning in a
                                highly competitive business environment.
--------------------------------------------------------------------------------
The e-Services Platform         Brokat's e-Services Platform Twister: the right
Twister                         product at the right time.
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New Market Trends and           CRM and EJB (J2EE): two new trends emerging in
Customer Requirements           the e-Business world.
--------------------------------------------------------------------------------
Three Leading                   Brokat, Blaze, and GemStone: offering a
e-Infrastructure players        consolidated and complementary e-Infrastructure
join forces                     product.
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Summary                         The new e-Business Powerhouse: benefiting both
                                customers and partners.
--------------------------------------------------------------------------------

                                Brokat

                                Brokat is among the world's leading suppliers of software for e-Business solutions, and is the worldwide market leader in the Internet banking segment. A key product is the modular e-Services Platform Twister. This far-reaching software integrates existing IT systems and applications within companies, and provides secure links to various electronic channels like the Internet and mobile communications. Currently more than 2,000 companies, including Allianz, Axa, Bank of America, Deutsche Bank 24, ABN Amro, Cable&Wireless, Consors, DBS Bank Singapore, Swiss Post, SE-Banken, Toronto Dominio Bank and Union Bank of California. Brokat, founded in 1994, currently employs a workforce of 750 in 15 countries. In calendar year 1999 the Company realized a sales volume of $ 46 million. Brokat is headquartered in Stuttgart, Germany.

                                Further Information
--------------------------------------------------------------------------------
Address                         Brokat AG
                                Industriestr. 3
                                D - 70565 Stuttgart
                                Tel: +49 - (0) 711 - 78844 - 0
                                Fax: +49 - (0) 711- 78844 - 777
                                Email: info@brokat.com
                                WWW: www.brokat.com
--------------------------------------------------------------------------------

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                                     Content

1          The platform race is on.............................................2

2          The e-Services Platform Twister.....................................3

3          New Market Trends and Customer Requirements.........................5

3.1        Customer Relationship Management....................................5
3.2        Enterprise Java Beans (J2EE)........................................5

4          Brokat, Blaze, and GemStone: Three Leading e-Infrastructure players join forces.........................................................7

4.1        Blaze Software, Inc.................................................7
4.1.1      Company profile.....................................................7
4.1.2      Product offering....................................................7
4.1.3      Joint product vision and roadmap....................................8

4.2        GemStone Systems, Inc...............................................9
4.2.1      Company profile.....................................................9
4.2.2      Product offering....................................................9
4.2.3      Joint product vision and roadmap...................................10

5          Summary............................................................11

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                                Executive Summary

                                According to Forrester Research, US companies will spend $14.5 billion on e-Commerce software in 2003 but purchasing patterns are likely to be different than today. Market consolidation will yield two camps: platform vendors and component applications providers. (1)

                                TechMetrix predicts that platform vendors will dominate the market, especially those who (a) provide business solutions above their application server (2) and (b) offer a platform that combines strong technical infrastructure with value-added out-of-the-box components, increasing productivity for System Integrators
                                (3).

                                Brokat has foreseen this trend for quite a while. Brokat first offered its e-Services Platform Twister, combining technical infrastructure with ready-to-use business services, in 1998. In addition, Brokat also offers out-of-the-box applications for banking, brokerage, or commerce and enables its partners to build customer-specific e-Business solutions.

                                Two highly visible trends affecting platform requirements today are Customer Relationship Management (CRM) and Enterprise Java Beans
                                (EJB). The ability to improve services in order to increase customer loyalty is a new requirement that has to be addressed by CRM-functionality within a platform. The need for openness leads to what we call "multi-standard compliance" -- a new platform requirement on the technical side. By meeting these two new requirements through the acquisition of Blaze and GemStone, Brokat is taking a significant step towards achieving a major position within the e-Business platform market.

                                Blaze Software, Inc. is a leading provider of rules based software infrastructure that enables adaptable and personalized interactions which are consistent across all customer touch points. GemStone Systems, Inc. is a leading provider of Java Enterprise Application Server and distributed objects technology for mission-critical environments.

                                Coming together as one company, the new Brokat will offer integrated, state-of-the-art e-Business infrastructure. Service providers and partners will now have a flexible, future-proof, and customer-focused platform for building e-Business solutions with lower integration cost and a shorter time-to-market horizon.

--------------------
1 Forrester Research; Commerce Software Takes Off; March 2000
2 TechMetrix; What's the future of application server vendors?; November 1999 3 TechMetrix; E-business: Reshaping the Application Server Market?; June 2000

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                              1 The platform race is on

                                e-Business and the Internet have spawned a new category of software platform products:
                                Enterprise Application Servers, e-Business
                                Platforms, or e-Commerce Servers. Though named differently they are all about the same idea: providing a powerful, robust, future-proof, and flexible infrastructure for doing e-Business.

                                A variety of software vendors are striving to lead this dynamic and fast growing "e-platform" market. Some of them are former application providers, while others are coming from the middleware world, and still others are younger firms that have grown up alongside the Internet. Different strategies are being applied to win this race. According to TechMetrix:

                                "Vendors who provide business solutions above their application server have put together the winning cocktail."4

                                Besides providing application packages on top of the platform that can provide complete solutions, the companies heading for the upper echelons of the e-Business platform market have to offer a platform product that combines technical strength (e.g. easy, flexible and fast application development) with important business features such as profiling, collaboration or notification services, attributes that further shorten time-to-market for total e-Business solutions.

                                "The vendors leading the pack today are those capable of covering the entire scope of Web application development, including value-added components and custom application development."5

--------------------------------------------------------------------------------
Leading vendors offer
integrated platforms                           [GRAPHIC OMITTED]

                                Brokat was one of the first companies to realize the trend towards an integrated platform combing technical and business infrastructure. Coming from the e-Finance market, the "e-industry" with the highest expectations and requirements, we built our flagship product Twister. This e-Services Platform has been developed based on experience and competency gained during several hundred successful e-Business projects around the world.

--------------------
4 TechMetrix; What's the future of application server vendors?; November 1999 5 TechMetrix; E-business: Reshaping the Application Server Market?; June 2000

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                              2 The e-Services Platform Twister

                                Being a top-league player in any industry means having a visionary view of the future while also knowing about how to execute on this vision. Brokat has had a vision very early and since then executed on it by winning major projects with key global players.

                                The e-Services Platform vision has had its greatest success within the financial services market. The financial self-services segment remains a tremendously vibrant and demanding market due to complex IT infrastructure environments, incredibly high security requirements and a mixture of delivery services channels.

                                With the Internet boom, financial institutions and others have discovered that offering e-Self-Services decreases cost and increases quality of customer service.

                                The software infrastructure addressing the needs of these financial institutions moving into e-Business had to combine:

                                o   True multi-channel Customer Interaction
                                    Services covering different access devices
                                    (Multi-channel) and interaction methods
                                    (self-service information and transaction, as well as collaboration) in order to make e-Services accessible over a broad selection of delivery channels;

                                o   Open, secure, reliable, and scaleable
                                    Enterprise Application Server technology for application deployment and transaction handling, allowing mission critical operations while offering support for major industry-standards;

                                o An integrated Application Development Center to empower users to rapidly develop and permanently modify e-Business applications in an "EAI-to-GUI" approach;

                                o Extensive Enterprise Application Integration Services to seamlessly integrate Applications and Data residing in arbitrary back-office environments into e-Services, and;

                                o   Business Services enabling Customer
                                    Relationship Management (e.g. Collaboration,
                                    Profiling) with the goal of establishing long-term relationships with customers and partners ("learning loop") as well as other business-level services covering horizontal functions like e.g. Payment and Workflow-Management.

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Evolution of e-Services
Platforms --
Growing requirements and
new trends                                     [GRAPHIC OMITTED]

                                The concepts underlying the e-services platform vision, while having been tested and proven in the e-Finance environment, they are valid for e-Businesses as a whole. e-Finance has been a trendsetter in e-Self-Services and continues to shape e-Business like no other industry in terms of technical infrastructure demands, numbers of users and a very early understanding of Customer Relationship Management as a key element in the drive to increase customer retention.

                                The e-Services Platform approach provides e-Business players with an extensive integrated framework of technical and business infrastructure elements that offer a strong alternative to multi-vendor/multi-technology patchwork solutions.

                                Due to changing market environments, an
                                infrastructure approach has to be highly adaptive in order to reflect changing market environments and dynamics. The Brokat e-Services Platform concept is an evolutionary approach to an ever-changing world. In the future, this will lead to the adoption of new functional elements demanded by global leaders of the e-Business revolution.

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                              3 New Market Trends and Customer Requirements

                            3.1 Customer Relationship Management

                                As customer loyalty continues to become more and more of a vital success factor in today's highly competitive "e-world", Customer Relationship Management (CRM) is emerging as the strategic competitive differentiator.

                                The goal of Customer Relationship Management is to optimize customer care in order to obtain satisfied and loyal customers. To achieve this goal, more and more companies are starting to define a new key business process called the "CRM Cycle" or "Learning Loop."

                                According to the META Group the Learning Loop "enables companies to dynamically enhance their understanding and response to customer needs, expectations, and behavior through a continual set of processes that listen to, extract knowledge from, and respond to customers regarding when, where, and how they want to conduct business."6

                                Forrester Research talks about "Smart
                                Personalization" when explaining the mechanism of the Learning Loop: "Firms must move to smart personalization. Content and services should be actively tailored to individuals based on rich knowledge about their preferences and behavior."7

                                To build a total, "closed loop" e-Business solution, integrated business services for profiling, reporting, and personalization have to be included in the platform on which the solution is based. These services are targeted toward non-technical business users, such as marketing, allowing them to learn from customer's behavior over time and personalize services accordingly.

                            3.2 Enterprise Java Beans (J2EE)

                                Regarding technical infrastructure aspects of e-Business platforms, a stabilization of core architectures has been taking place. "Besides CORBA technology, the Java 2 Enterprise Edition Standard (J2EE) driven by the non-Microsoft players (Sun, BEA, Oracle, IBM) has overcome its hype phase and now enters consolidation due to increasing maturity of the specifications. Mainstream adoption will be starting not earlier than by end of 2000."8

                                "Java(TM) 2 Platform, Enterprise Edition (J2EE), is a standard architecture to define and support a multitiered programming model where thin-client applications invoke business logic that executes on an Application Server." 9 J2EE will take its place in the mission-critical large-scale environments of top-tier e-Business participants. J2EE's component model is named Enterprise Java Beans (EJB). It implements the Java's "Write-once/Run-anywhere" concept at the Application Server level.

--------------------
6 META Group; Creating a Customer Relationship Management Architecture;
  September 1998
7 Forrester Research; Smart Personalization; July 1999
8 GartnerGroup; Middleware Scenario: From Business to E-Business; May 2000 9 Sun; Web Resource;
  http://developer.java.sun.com/developer/technicalArticles/J2EE/index.html

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                                "J2EE's distributed and object-oriented
                                capabilities tend to be better suited to large-scale projects. As a result, mind shares favor a J2EE-compliant application server."10

                                For infrastructure platform vendors selling into leading enterprises, it is crucial to supply error-free implementation of the J2EE standard in order to satisfy market demands for open standards. J2EE implementations ready for "prime time" need to stick to the definition of the standard and must be robust, scaleable and offer high-performance in order to be applicable in mission-critical environments.

                                For the e-Services Platform, the approaching
                                adoption of EJB in "real e-Business" represents a key market need that has to be addressed. The Enterprise Application Server within the e-Services Platform has to live up to the promises of the J2EE standard.
--------------------
10 TechMetrix; E-business: Reshaping the Application Server Market?; June 2000

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                              4 Brokat, Blaze, and GemStone: Three Leading
                                e-Infrastructure players join forces

                                Through the acquisition of Blaze and GemStone by Brokat, three leading e-Infrastructure have united to deliver the vision of an integrated e-Business Platform.

                            4.1 Blaze Software, Inc.

                          4.1.1 Company profile

                                Blaze is a leading provider of rules based e-Business infrastructure software that enables companies to implement proprietary policies, practices, and processes to create adaptable and personalized interactions with customers in real-time. The core Blaze Advisor product allows for rapid modification of business rules that are embedded into e-Business applications. The result is more efficient and adaptable e-Business applications that quickly respond to rapidly changing market conditions, business practices, customer desires, and competitive pressures. The 100 percent Java-compatible suite is designed to give e-business applications more personalized interaction for users, leading to greater customer retention, decreased costs, and increased sales.

                                Blaze powers e-business projects for more than 200 customers in the high technology, financial, insurance, manufacturing, telecommunications, and healthcare industries. Its products are embedded in leading e-business software packages. Blaze offers complete support for implementations across extended enterprises and within software applications, including training, consulting, and integration services. Blaze Software is headquartered in San Jose, California, and maintains a global network of subsidiaries and resellers in North and South America, Europe, Australia, and Asia.

                          4.1.2 Product offering

                                The Blaze Advisor Solution Suite offers a rule-based approach to business process management with a particular focus on the creation of e-Business solutions (e-CRM, e-Business process automation). Blaze Advisor is not a full application development environment but, instead, offers the rules engine that can be used as the core of business applications.

                                Rule Engines

                                Rule engines are software components designed to process rules quickly and efficiently -- they use sophisticated algorithms that optimize the use of computing resources for rule processing. Rule engines are ideal for implementing flexible, easy-to-maintain business rule applications because they keep the rules separate from the application code. Rule Engines allow rules to be added or modified dynamically without taking a running system off line.

                                Rule Engines are particularly suitable for building efficient and adaptable e-Business applications that quickly respond to dynamic market conditions, business practices, customer desires, and changing competitive pressures. Rule Engines allow better Customer Relationship Management (Personalization), system integration (EAI = defining interaction

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                                process between various legacy systems), and
                                business process automation (e.g. e-Self
                                Services).

                                The main benefits of Rule Engines are:
                                Intensified automation of business operations, more efficient application development and maintenance and improved responsiveness.

                                Blaze Advisor allows business policies and procedures to be defined in terms of rules, which can be applied across the entire spectrum of e-Business applications. As users carry out their designated tasks, the rules are used to create context, to identify the nature of activity, and to direct operational flow to the appropriate functions.

                                Physically, the rules are created by the Blaze Advisor Builder. These are deployed into a rules database that is controlled by the Blaze Advisor Rule Engine. Access from the user interface through the Rule Engine and onto the actual application logic is achieved through an open API that allows any application tool (e.g. Enterprise Application Servers) to build the rules into its business solution.

                          4.1.3 Joint product vision and roadmap

                                Together with Blaze, Brokat will offer
                                out-of-the-box functionality for Twister to enable the creation of total, "closed loop" e-Business solutions. Blaze Advisor will become the CRM-engine inside Twister extending Twister with embedded functionality for defining and closing the CRM cycle.

--------------------------------------------------------------------------------
Blaze Advisor--
the CRM-engine inside
Twister                                        [GRAPHIC OMITTED]

                                Initially, the rule engine will be offered as a single add-on component for Twister, allowing better e-business process automation as well as personalization of e-Business processes. The mid-term goal is to offer an integrated CRM-package consisting of future Twister-embedded business services allowing easy and fast deployment of CRM-enabled e-Business solutions.

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                            4.2 GemStone Systems, Inc.

                          4.2.1 Company profile

                                Founded in 1982, Beaverton (OR)-based GemStone was the first company to ship an Application Server for Smalltalk. With the emergence of Sun's Java Platform, GemStone continued pioneering component and transactional Internet technologies for enterprise-class systems in the Java space. GemStone's production-proven GemStone/J(R) Application Server today leverages Java-technology to deploy large-scale, mutlitier applications. GemStone is a proven leader in the space of Application Servers implementing the J2EE standard.

                                Since the emergence of the Java mainstream, GemStone has been an acknowledged leading-edge innovator in Java Server-side technology.

                                GemStone's customers are corporations throughout the world seeking to leverage the new Internet medium while keeping pace with their rapidly changing business environments. GemStone customers are Fortune 2000 companies, independent software companies and Internet companies building large-scale e-Business applications in heterogeneous environments. These key applications include Internet portals, telecommunications services and billing integration, brokerage portfolio management, banking and customer care, cross selling, and retail real-time inventory management. Examples of these customers include Banque Generale du Luxembourg, Deutsche Bank, MoneyGram Payment Systems, Inc., Visa International, Interpath Communications, Sprint Communications, BellSouth Telecommunications, DaimlerChrysler, Campus
                                Pipeline and Sony.

                          4.2.2 Product offering

                                The GemStone/J Application Server, a Java
                                Application Server flagship, leads the GemStone product offering with great credibility in the market. "Characteristics such as persistence, distribution, object transactions and administration make up a coherent model that completely surpasses those of the other products evaluated ..."11

                                Key strengths of GemStone/J, in addition to a strong implementation of the J2EE standard, are its mission-criticality and performance design center. GemStone has invented technologies such as Extreme Clustering(TM) and the Persistent Cache Architecture(TM), setting the standard in the field of mission-critical server-side Java.

                                GemStone/J's multi-Virtual Machine architecture has brought unchallenged scalability to the world of Enterpise Java. GemStone/J has just been released its 4.0 version implementing the J2EE standard.

--------------------
11 Techmetrix Java App Server Report 1999; Gemstone/J literally leaves all other products behind

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                                EJB - part of a new specification defining
                                Enterprise Java (J2EE) 12

                                The Java(TM) 2 Platform, Enterprise Edition
                                (J2EE) defines the standard for developing multi-tier enterprise applications. J2EE simplifies enterprise applications by basing them on standardized, modular components, by providing a complete set of services to those components, and by handling many details of application behavior automatically, without complex programming.

                                The Java 2 Platform, Enterprise Edition, takes advantage of many features of the Java 2 Platform, Standard Edition, such as "Write Once, Run Anywhere(TM)" portability, JDBC(TM) API for database access, CORBA technology for interaction with existing enterprise resources, and a security model that protects data even in internet applications. Building on this base, Java 2 Enterprise Edition adds full support for Enterprise JavaBeans(TM) components, Java Servlets API, JavaServer Pages(TM) and XML technology. The J2EE standard includes complete specifications and compliance tests to ensure portability of applications across the wide range of existing enterprise systems capable of supporting J2EE.

                          4.2.3 Joint product vision and roadmap

                                Together with GemStone, Brokat will provide a J2EE-compliant Twister product portfolio. GemStone/J will take the role of being the Java Enterprise Application Server part of the Twister e-Services Platform, enabling Brokat customers to make use of the J2EE industry standard.

--------------------------------------------------------------------------------
GemStone/J --
the Java Enterprise
Application Server inside
Twister                                        [GRAPHIC OMITTED]

                                In the future there will be targeted Editions of Twister. The Twister Professional Edition will be the Java-only Enterprise Application Server consisting mainly of GemStone/J technology whereas the Twister Enterprise Edition will comprise GemStone/J, the Twister CORBA Enterprise Application Server, Customer Interaction Services, Enterprise Application Integration Services and Business Services such as Blaze's Rule Engine.

--------------------
12 Sun, Web Resource, http://java.sun.com/j2ee/overview.html

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                              5 Summary

                                Brokat, Blaze, and GemStone -- three leading vendors of e-Business infrastructure software -- will jointly move forward as the "go to" international e-Business leader. Under the brand of Brokat and Twister, the company will strive to achieve a leading position in the e-Business platform market. Three jointed together as one, we are set to meet the challenges of the ongoing e-platform race.

                                Blaze's CRM Engine and GemStone's J2EE-compliant Enterprise Application Server are perfect components complementing the e-Services Platform Twister.

                                "Customers want to shorten time-to-market for their e-business projects. System integrators need building blocks to conciliate productivity and openness." 13

With the "new" Twister, customers get a platform for building flexible, future-proof, and customer-focused e-Business solutions with lower integration cost and shorter time-to-market. For System Integrators, Value-added Resellers and other partners an improved platform is now available incorporating multi-standard compliance, ready-to-use components, and a large set of tools, thus increasing their productivity in e-Business projects.

Filings with the US SEC

BROKAT plans to file a Registration Statement on Form F-4 with the US SEC in connection with the Blaze transaction. The Form F-4 will contain an exchange offer prospectus, a proxy statement for Blaze's special meeting and other documents. Blaze plans to mail the proxy statement/prospectus contained in the Form F-4 to its stockholders. The Form F-4 and proxy statement/prospectus will contain important information about BROKAT, Blaze, the Blaze transaction and related matters. Investors and stockholders should read the proxy statement/prospectus and the other documents filed with the US SEC in connection with the Blaze transaction carefully before they make any decision with respect to the Blaze transaction. A copy of the merger agreement with respect to the Blaze transaction has been filed by Blaze as an exhibit to its Form 8-K dated June 20, 2000. The Form F-4, the proxy statement/prospectus, the Form 8-K and all other documents filed with the US SEC in connection with the transaction will be available when filed free of charge at the US SEC's web site at www.sec.gov. In addition, the proxy statement/prospectus, the Form 8-K and all other documents filed with the US SEC in connection with the Blaze transaction will be made available to investors free of charge by calling or writing to:

Brokat Infosystems AG
Silke Simon
Head of Investor Relations
Industriestr.3
70565 Stuttgart, Germany
Phone: +49-711-78844 298
Email: Silke.Simon@Brokat.com

Blaze Software, Inc.
Gary Shroyer
Investor Relations Department
150 Almaden Blvd.
San Jose, CA 951134
(408) 535-1757

In addition to the Form F-4, the proxy statement/prospectus and the other documents filed with the US SEC in connection with the Blaze transaction, Blaze is obligated to file annual, quarterly and special reports, proxy statements and other information with the US SEC. You may read and copy any reports, statements and other information filed with the US SEC at the US SEC's public reference rooms at 450 Fifth Street, N.W.,

--------------------
13 TechMetrix; What's the future of application server vendors?; November 1999

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Washington, D.C. 20549 or at the other public reference rooms in New York, New
York and Chicago, Illinois. Please call the US SEC at 1-800-SEC-0330 for further information on public reference rooms. Filings with the US SEC also are available to the public from commercial document-retrieval services and at the web site maintained by the US SEC at http//www.sec.gov.

Solicitation of Proxies; Interests of Certain Persons in the Transaction

The identity of the people who, under SEC rules, may be considered "participants in the solicitation" of Blaze stockholders in connection with the proposed merger, and a description of their interests, is available in an SEC filing on
Schedule 14A made by Blaze on June 21, 2000.

Forward-Looking Statements

This release contains statements that constitute forward looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward looking statements are statements other than historical information or statements of current condition. These statements appear in a number of places in this release and include statements concerning the parties' intent, belief or current expectations regarding future events, including: the transactions; other transactions to which the parties may be a party; competition in the industry; changing technology and future demand for products; changes in business strategy or development plans; ability to attract and retain qualified personnel; worldwide economic and business conditions; regulatory, legislative and judicial developments; financing plans; and trends affecting the parties' financial condition or results of operations. Forward looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward looking statements as a result of various factors. Although management of the parties believe that their expectations reflected in the forward looking statements are reasonable based on information currently available to them, they cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward looking statements. In any event, these statements speak only as of the date of this release. The parties undertake no obligation to revise or update any of them to reflect events or circumstances after the date of this release, or to reflect new information or the occurrence of unanticipated events. Readers are referred to Blaze's Annual Report to Stockholders and BROKAT's and Blaze's other filings with the US SEC for a discussion of these and other important risk factors concerning the parties and their respective operations.